UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2007

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from to

Commission file number 1-10026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albany International Corp.
1373 Broadway, Albany, New York 12204

Albany International Corp.
Prosperity Plus Savings Plan
Index
December 31, 2007 and 2006

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedule*

Schedule of Assets (Held at End of Year)	10

*

Other supplemental schedules required by 29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Signature	11

Exhibits

23. Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and Compensation Committee of
Albany International Corp. Prosperity Plus Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Albany, New York
June 19, 2008

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value
Registered investment companies	$210,244,764	$197,579,735
Albany International Class A common stock	36,104,794	36,988,917
Participant loans	6,551,683	7,100,335
Common/collective trust	47,768,381	47,818,809
Cash - interest bearing	1,122	13,952
Total investments	300,670,744	289,501,748
Employer contribution receivable	1,683,555	940,391
Participant contribution receivable	-	74,953
Total assets	302,354,299	290,517,092
Liabilities
Other liabilities	35,966	-
Total liabilities	35,966	-
Net assets available for benefits at fair value	302,318,333	290,517,092
Adjustment from fair value to contract value for interest in	.
collective trust relating to fully benefit-responsive investment
contracts	(361,438)	460,144
Net assets available for benefits	$301,956,895	$290,977,236

The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Additions
Investment income
Interest and dividend income from investments	$14,214,824	$11,201,137
Interest income, participant loans	508,663	515,498
Net appreciation in fair value of investments	3,988,479	13,833,723

	18,711,966	25,550,358

Contributions
Employer	6,307,459	5,322,352
Participant	10,750,519	10,404,375

	17,057,978	15,726,727
Other additions	685,331	467,785

Total additions	36,455,275	41,744,870

Deductions
Payment of benefits	25,457,977	15,570,774
Other deductions	17,639	24,373

Total deductions	25,475,616	15,595,147

Net increase	10,979,659	26,149,723
Net assets available for benefits
Beginning of year	290,977,236	264,827,513

End of year	$301,956,895	$290,977,236

The accompanying notes are an integral part of the financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.	Description of Plan

The following description of the Albany International Corp. (the “Company”) Prosperity Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries who are 21 years of age or older.

Contributions

Employees may make voluntary contributions to the Plan of 1% to 15% of eligible compensation, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen registered investment companies, a common/collective trust, a brokerage option and Albany International Class A common stock. The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant’s eligible compensation (which may be in a combination of both shares of Company Class A stock and cash). Employees may convert any of the Albany International Class A common stock in their match and profit sharing accounts into the other available investment fund options.

During 2007 and 2006, the Company’s matching contributions of $4,626,655 and $4,381,961 included $4,199,699 (113,105 shares) and $4,100,583 (114,206 shares) of Albany International Class A common stock, respectively.

Profit-Sharing Contribution

The Plan provides for a profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan during the final quarter of the year for which the profit-sharing contribution is made, unless the employee has been suspended from participation because of a hardship withdrawal. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. An employee who retires during the year is also eligible to receive a profit sharing contribution on a pro-rata basis. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company’s contribution for profit-sharing may be made in either cash or Albany International Class A common stock (or both) following the end of the year.

The profit sharing contributions were $1,683,555 and $940,391 for the years ended December 31, 2007 and 2006, respectively. Profit sharing contributions paid during the years ended December 31, 2007 and 2006 included $940,370 (25,964 shares) and $2,114,301 (61,641 shares), respectively, of Albany International Class A common stock.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their and the Company’s contributions plus actual earnings thereon.

Pension Purchase

The Plan allows retiring plan participants to purchase additional pension benefits by transferring existing Plan account balances to the Company’s Pension Plus Plan. The decision to make a pension purchase must be made 60 days prior to retirement. Once the pension purchase option is elected, the election is irrevocable after retirement.

Payment of Benefits

Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service’s criteria for “financial hardship” are met.

Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

Administrative Costs

The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company or, if the Compensation Committee so determines, by the Plan. The Company paid Plan administrative expenses of $63,662 and $75,466 during 2007 and 2006, respectively.

2.	Summary of Significant Accounting Policies

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.

Investments in registered investment companies are valued at the latest quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

The investment in the common/collective trust is recorded at fair value (prior to adjustment to contract value) based on the Plan’s share of the fund’s net asset value.

The common stock of Albany International Corp. is valued at the latest quoted price on the last business day of the year.

Participant loans are valued at cost which approximates fair value.

Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants included in payment of benefits are $357,830 and $348,418 for the years ended December 31, 2007 and 2006, respectively. Interest income is recorded as earned.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

New Accounting Pronouncement

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (FAS No. 157). FAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the Standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15 2007, and interim periods within those fiscal years, with early adoption permitted. Management does not expect the adoption of FAS No. 157 to have a material effect on the financial statements.

In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and Interpretation of FAS No. 109” (FIN 48). This interpretation clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognizing, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Plan’s adoption of this interpretation on January 1, 2007 did not have a material effect on its financial statements.

3.	Investments

Plan investments as of December 31 are as follows:

	2007	2006

Investments at fair value as determined by quoted market price:
Registered investment companies	$210,244,764	$197,579,735
Albany International Class A common stock	36,104,794	36,988,917
Cash - interest bearing	1,122	13,952

	246,350,680	234,582,604
Investments at estimated value:
Common/collective trust	47,768,381	47,818,809
Participants’ loans	6,551,683	7,100,335

	54,320,064	54,919,144

Total investments	$300,670,744	$289,501,748

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

The following investments represent 5% or more of net assets available for benefits at December 31:

	2007	2006

Vanguard Institutional Index Fund	$49,152,097	$50,147,892
Vanguard International Growth Fund	21,503,840	16,280,234
Vanguard Mid-Cap Index Fund	15,205,064	14,934,051
Vanguard Target Retirement 2015 Fund	23,634,975	20,051,240
Vanguard Target Retirement 2025 Fund	20,401,202	17,790,860
Vanguard Windsor Fund	42,329,542	49,149,626
Vanguard Retirement Savings Trust	47,768,381	47,818,809
Albany International Class A common stock	36,104,794	36,988,917

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/ (depreciated) in value as follows:

	2007	2006

Albany International Class A common stock	$4,885,340	$(3,597,525)
Registered investment companies	(896,861)	17,431,248

	$3,988,479	$13,833,723

4.	Albany International Class A Common Stock Fund

	Information about the net assets and the significant components of the changes in net assets relating to Albany International Class A common stock fund is as follows:

		December 31,

		2007	2006

	Net assets
	Albany International Class A common stock	$36,104,794	$36,988,917
	Cash - interest bearing	—	13,952
	Employer profit sharing contribution receivable	1,683,555	940,370

		$37,788,349	$37,943,239

	Changes in net assets
	Investment income/(expenses)	$4,885,285	$(3,597,525)
	Dividend income	443,352	427,113
	Employer matching contribution	4,199,699	4,100,583
	Employer profit sharing contribution	1,683,555	940,370
	Employee contributions	138,168	90,228
	Payment of benefits	(2,696,219)	(1,647,080)
	Other deductions	(4,432)	(4,872)
	Net transfers to/from participant directed investments	(8,804,298)	(4,089,201)

		$(154,890)	$(3,780,384)

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

5.	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and additional amounts in multiples of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Interest rates on loans are determined by the Compensation Committee from time to time with the rate remaining constant throughout the life of the loan (rates range between 4.94% and 10.25% at December 31, 2007). Loans are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for loans for the purchase of a primary residence. Home purchase loan repayments range from 5 to 20 years.

6.	Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor’s Albany International Class A common stock. The Plan purchased $6,295,457 and $8,485,240 and sold $12,078,816 and $7,485,296 of Albany International Class A common stock during the years ended December 31, 2007 and 2006, respectively. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

EIN 14-0462060
Attachment to Form 5500, Schedule H, Line 4(i) - “Schedule of Assets (Held at End of Year)”

	Identity of Issue/Borrower, Lessor or Similar Party	Description of investments including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value

	PIMCO Total Return	Registered Investment Company	$10,020,634	$10,236,873
	Royce Premier Fund	Registered Investment Company	5,722,890	5,638,134
*	Vanguard Inst Index Fund	Registered Investment Company	41,688,844	49,152,097
*	Vanguard Int’l Growth Fund	Registered Investment Company	18,449,208	21,503,840
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	13,066,317	15,205,064
*	Vanguard Morgan Growth Inv	Registered Investment Company	3,607,648	3,685,126
*	Vanguard Tgt Retirement 2005	Registered Investment Company	3,007,813	3,168,335
*	Vanguard Tgt Retirement 2015	Registered Investment Company	21,463,274	23,634,975
*	Vanguard Tgt Retirement 2025	Registered Investment Company	18,106,219	20,401,202
*	Vanguard Tgt Retirement 2035	Registered Investment Company	8,113,144	9,277,473
*	Vanguard Tgt Retirement 2045	Registered Investment Company	3,021,888	3,286,203
*	Vanguard Target Retirement Inc.	Registered Investment Company	1,158,017	1,208,766
*	Vanguard Windsor Fund	Registered Investment Company	45,229,686	42,329,542
*	VGI Brokerage Option	Vanguard Brokerage Option	1,824,882	1,517,134
*	Vanguard Retire Savings Trust	Common/Collective Trust	47,406,943	47,406,943
*	AI Stock Fund	Company Stock Fund	25,696,820	36,104,794
*	Vanguard cash account -
	interest bearing	Cash	1,122	1,122
*	Loan Fund	Participant loans (for a term not exceeding 20 years at interest rates ranging from 4.94% to 10.25%)	6,551,683	6,551,683

	Total assets held for investment purposes		$274,137,032	$300,309,306

*	Party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Albany International Corp. Prosperity
Plus Savings Plan

(Name of Plan)

Date: June 27, 2008	/s/ Christopher J. Connally

Christopher J. Connally
Corporate Treasurer